ILLUSTRATIVE VALUATION COMPARISON


Unaffected Price: $8.24
Current Price: $7.70
Original AG Proposal: $9.50
Current AG Proposal: $9.75
Recent Trading Range (Unaffected)
Since 2010 Announcement of Debt-for-Equity Exchange
$3.70
$8.20
Public Comparables Analysis (1)
4.5x - 5.0x CY 2012E EBITDA (2)
$7.10
$8.40
Comparables Analysis Adjusted for Streamline (1)
4.5x - 5.0x CY 2012E Adjusted EBITDA (2)(3)
$6.70
$7.90
Discounted Future Equity Value (1)
4.5x - 5.0x CY 2013E Adjusted EBITDA (2)(4)
$7.30
$8.40
Minority Squeezeout Premiums Paid
20 - 30% Premium over Unaffected Share Price
$9.90
$10.70
Illustrative Discounted Cash Flow (1)
4.5x - 5.5x Exit Multiple, 14% - 16% WACC
$6.10
$8.50
Incremental DCF Value of Potential Upside Opportunities (1)
4.5x - 5.5x Exit Multiple, 14% - 16% WACC

Streamline [5]	$0.80	-	$1.10
Nokia Contract [6]	$0.10	-	$0.10
China Permit Expansion [7]	$0.10	-	$0.20
India Plant [8]	$1.80	-	$2.80

Source: Company filings, Management estimates, FactSet

Notes: (1) Per share calculations assume total debt of $61 million, cash of $7 million and minority interest of $13 million as of July 31, 2011; calculations assume 15.197 million common shares outstanding and impact of dilutive in-the-money options assuming the treasury stock method

(2) Calendar year EBITDA estimates for 2012 and 2013 represent Management projections for the periods ending January 31, 2013 and January 31, 2014, respectively

(3) CY 2012E EBITDA estimates adjusted to reflect $1.6 million of EBITDA reductions associated with Streamline

(4) CY 2013E EBITDA estimates adjusted to reflect $5.9 million of incremental EBITDA associated with Streamline; assumes $9.7 million of required capital expenditures and one-time costs increase the projected net debt balance to $62 million as of calendar year end 2012; future share price discounted to June 30, 2011 at an assumed cost of equity of 19%

(5) Streamline assumes consolidation of manufacturing results in incremental annual run-rate EBITDA of $6 million; requires $13 million of aggregate capital expenditures and one-time costs

(6) Nokia contract assumes $20 million of annual revenues related to LightSquared resulting in annual incremental EBITDA of $3 million in CY 2012 through CY 2015

(7) China permit assumes expansion of capacity resulting in proportionate run-rate EBITDA of $2 million; requires proportionate capital expenditures of $5 million

(8) India plant assumes construction of new manufacturing facility resulting in run-rate annual EBITDA of $20 million; requires aggregate capital expenditures of $37 million

PERELLA WEINBERG PARTNERS